Exhibit 3.31(a)
AMENDMENT
TO
CAST ALLOYS, INC.
BYLAWS
Adopted by Joint Action of the Shareholder and Directors dated October 23, 2006:
BE IT FURTHER RESOLVED, that Article III, Section 2 of the Bylaws of the Corporation is hereby amended in its entirety to read as follows:
     Section 2. Number and Qualification of Directors. The authorized number of directors shall be no less than two (2) and no more than seven (7), with the exact number to be fixed, within the limits specified, by resolution of the Board of Directors or by a vote of the majority of the outstanding shares entitled to vote. The minimum and maximum limits may be changed only by amendment this bylaw duly adopted by the vote or written consent of a the holders of a majority of the outstanding shares entitled to vote.
BE IT FURTHER RESOLVED, that Article II, Section 2, of the Bylaws of the Corporation be and the same is hereby amended in its entirety to read as follows:
     Section 2. Annual Meeting The annual meetings of the shareholders shall be held each year on a date and at a time designated by the board of directors or the president of the corporation. At each annual meeting, directors shall be elected, and any other proper business within the power of the shareholders may be transacted.